Exhibit 99.2

rYojbaba Co., Ltd. Announces Closing of $5 Million Initial Public Offering of Japanese Common Shares

FUKUOKA, JAPAN, August 15, 2025 – rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, today announced the closing of its initial public offering of 1,250,000 Japanese common shares at a public offering price of US$4.00 per share. The total gross proceeds from the offering, before deducting underwriting discounts and other offering expenses payable by rYojbaba, was US$5 million. rYojbaba’s Japanese common shares began trading on the Nasdaq Capital Market on August 14, 2025, under the ticker symbol “RYOJ”.

In addition, rYojbaba has granted the underwriters a 45-day option to purchase up to an additional 187,500 Common Shares at the public offering price per share, less the underwriting discount, to cover over-allotments, if any.

rYojbaba intends to use the net proceeds from the offering primarily for working capital and general corporate purposes, which may include implementation and development of an information technology (IT) platform for our labor consulting services, hiring of additional consultants and an expansion abroad of consulting business as well as an expansion of the osteopathic clinics and beauty salons through mergers and acquisitions and franchising.

D. Boral Capital LLC (“D. Boral”) acted as the lead book-running manager for the offering. Sutter Securities, Inc. acted as co-underwriter and Boustead Securities, LLC acted as Financial Advisor for the offering.

Anthony, Linder & Cacomanolis, PLLC acted as U.S. legal counsel to rYojbaba and Bevilacqua PLLC acted as U.S. legal counsel to D. Boral for the offering.

A registration statement on Form F-1, as amended (File No. 333-281225) relating to the Japanese common shares being offered and sold in this offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on July 31, 2025. This offering is being made only by means of a prospectus. A final prospectus relating to the offering was filed with the SEC on August 14, 2025 and is available on the SEC’s website at http://www.sec.gov. A copy of the final prospectus related to the offering may be obtained from D. Boral Capital LLC, 590 Madison Ave., 39th Floor, New York, NY 10022, by telephone: (212) 970-5150, or by email at: info@dboralcapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale, would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including, but not limited to, statements about the use of proceeds. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com